 Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Twelve Weeks Ended
	November 19,	November 20,
	2005	2004
Earnings
Income before income taxes	$181,554	$194,523
Fixed charges	34,310	30,841
Less: Capitalized interest	(407)	(245)
Adjusted earnings	$215,457	$225,119

Fixed charges
Gross interest expense	$24,135	$21,551
Amortization of debt expense	362	586
Interest portion of rent expense	9,813	8,704
Total fixed charges	$34,310	$30,841

Ratio of earnings to fixed charges	6.3	7.3

	Fiscal Year Ended August
	2005	2004	2003	2002	2001*
	(52 weeks)	(52 weeks)	(52 weeks)	(53 weeks)	(52 weeks)
Earnings
Income before income taxes	$873,221	$905,902	$833,007	$691,148	$287,026
Fixed charges	144,930	130,278	121,129	98,688	121,141
Less: Capitalized interest	(1,079)	(813)	(791)	(437)	(1,380)
Adjusted earnings	$1,017,072	$1,035,367	$953,345	$789,399	$406,787

Fixed charges
Gross interest expense	$102,341	$89,600	$79,301	$78,183	$100,291
Amortization of debt expense	2,343	4,230	7,334	2,283	2,377
Interest portion of rent expense	40,246	36,448	34,494	18,222	18,473
Total fixed charges	$144,930	$130,278	$121,129	$98,688	$121,141

Ratio of earnings to fixed charges	7.0	7.9	7.9	8.0	3.4

*Fiscal 2001 includes the impact of the pre-tax restructuring and impairment charges of $156.8 million.